SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement for first quarter results for 2011 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 28, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

First Quarter Results Announcement for 2011
§1	Important Notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation ("Sinopec Corp. or the "Company”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2
This quarterly results announcement has been reviewed and approved at the thirteenth meeting of the Fourth Session of the Board of Directors of Sinopec Corp.. All directors of the Company attended the Board meeting.

1.3	The financial statements contained in this announcement have not been audited.

1.4	Responsible person of the Company	Mr. Wang Tianpu
	Person responsible for accounting	Mr. Wang Xinhua
	Person responsible for the accounting division of the Company	Mr. Wang Xinhua

Mr. Wang Tianpu, acting Chairman, Vice Chairman and President of Sinopec Corp., Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Division of Sinopec Corp., hereby declare that the authenticity and completeness of the financial statements contained in this quarterly results announcement are warranted.

§2	Basic Information of Sinopec Corp.

2.1	Principal financial data and indicators

2.1.1	Financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises ("ASBE”)

	At 31 March 2011	At 31 December 2010	Changes from the end of the preceding year (%)
Total assets (RMB millions)	1,054,428	985,389	7.01
Total equity attributable to shareholders of the Company (RMB millions)	445,664	421,127	5.83
Net assets per share attributable to equity shareholders of the Company (RMB)	5.140	4.857	5.83
	Three-month period ended 31 March 2011		Changes over the same period of the preceding year (%)
Net cash flow from operating activities (RMB millions)	13,004		(60.33)

Net cash flow from operating activities per share (RMB)	0.150		(60.33)
	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Changes over the same period of the preceding year (%)
Net profit attributable to equity shareholders of the Company (RMB millions)	20,501	16,468	24.49
Basic earnings per share (RMB)	0.236	0.190	24.49
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.237	0.180	31.67
Diluted earnings per share (RMB)	0.234	0.187	25.13
Weighted average return on net assets (%)	4.73	4.24	0.49 percentage points
Weighted average return (before extraordinary gain and loss) on net assets (%)	4.74	4.05	0.69 percentage points

Extraordinary gain/loss items		Three-month period ended 31 March 2011 (Income) /Expense (RMB millions)
Loss on disposal of non-current assets		28
Donations		1
Gain on holding and disposal of various investments		(2)
Other non-operating income and expenses, net		44
Subtotal		71
Tax effect		(18)
Total		53
Attributable to: Equity shareholders of the Company		54
Minority interests		(1)

2.1.2	Financial data and indicators prepared in accordance with International Financial Reporting Standards ("IFRS”)

	At 31 March 2011	At 31 December 2010	Changes from the end of the preceding year (%)
Total assets (RMB millions)	1,063,848	995,154	6.90
Total equity attributable to equity shareholders of the Company (RMB millions)	443,429	419,047	5.82
Net assets per share (RMB)	5.114	4.833	5.82
Adjusted net assets per share (RMB)	5.022	4.740	5.95
	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Changes over the same period of the preceding year (%)
Net cash generated from operating activities (RMB millions)	13,004	27,995	(53.55)
Profit attributable to the equity shareholders of the Company (RMB millions)	20,643	16,485	25.22
Basic earnings per share (RMB)	0.238	0.190	25.22
Diluted earnings per share (RMB)	0.236	0.187	26.20
Return on net assets (%)	4.66	3.90	0.76 percentage points

2.1.3	Differences between net profit under ASBE and profit for the period under IFRS for the first quarter of 2011 and total equity under ASBE and total equity under IFRS as at 31 March 2011

2.1.3.1	Analysis of effects of major differences between the net profit under ASBE and the profit for the period under IFRS

	Three-month periods ended 31 March
	2011	2010
	RMB millions	RMB millions

Net profit under ASBE	22,264	17,873
Adjustments:
Revaluation of land use rights and others	172	20

Profit for the period under IFRS	22,436	17,893

2.1.3.2	Analysis of the effects of major differences between the total equity under ASBE and total equity under IFRS

	At 31 March 2011	At 31 December 2010
	RMB millions	RMB millions

Total equity under ASBE	478,854	452,682
Adjustments:
Revaluation of land use rights and others	(2,466)	(2,314)

Total equity under IFRS	476,388	450,368

2.2	Number of shareholders and top ten shareholders holding shares without selling restrictions

Number of shareholders as at 31 March 2011	Number of shareholders 875,461, including 868,512 holders of A shares and 6,949 holders of H shares.
Top ten shareholders holding shares without selling restrictions
Name of shareholders	Number of shares held at the end of the reporting period (10,000 shares)	Type of shares (A, B, H share or others)
China Petrochemical Corporation	6,575,804.4	A
HKSCC (Nominees) Limited	1,666,388.5	H
Guotai Junan Securities Co., Ltd.	25,650.2	A
China Life Insurance Co., Ltd. — Dividend - Personal dividend - 005L- FH002 Shanghai	17,812.0	A
China Post Core Growth Stock Securities Investment Fund	5,514.3	A
Nanfang Longyuan Industry Stock Securities Investment Fund	4,430.0	A
Shanghai Stock Exchange 50 ETF	3,657.9	A
E Fund 50 Index Equity Investment Fund	3,434.4	A
PICC Life Insurance Company Limited-Dividend-Dividend of Individual Insurance	3,083.6	A
Yinhua Wealth Theme Stock Securities Investment Fund	3,000.0	A

2.3	Review of operating results

In the first quarter of 2011, China’s economy continued to grow steadily and quickly. Affected by geopolitical factors, etc, the price of crude oil in the international market rose continuously, and there was a growing domestic demand for natural gas, refined oil and chemical products. Faced with the volatile situations in Middle East and northern Africa, sharp increase of crude oil price and untimely adjustment of refined oil price, the company has taken several measures including: adjusting the crude oil purchase policy, optimizing the product mix, expanding positively the market to increase the turnover, and highlighting production safety, energy-saving and emission reduction, so the output of natural gas, throughput of crude oil, sales quantity of refined oil and output of ethylene have made significant increases, creating good business performance.

Exploration & Production Segment: In response to the rise of oil price, efforts are made to overcome the adverse effect of production during winter and extreme weather, deepen the precise management and strengthen the safety of production to ensure the exploitation and safe operation of Pugang Gas Field, so domestic output of crude oil grows steadily and output of natural gas increases substantially, but the overseas output of crude oil declines markedly over the same period last year due to overhaul. In the first quarter, the output of crude oil amounted to 10.98 million ton, down by 5.8% over the same period last year, and the output of natural gas amounted to 3.627 billion cubic meters, up by 29.8% over the same period last year.

Refining Segment: The refineries are kept in high load and safe operation, and the quality upgrading of National Standard III diesel for vehicles is implemented in an orderly manner. We endeavor to optimize the crude oil allocation, and adjust the product mix with guidance. Great emphasis is also laid on the sales of refinery products other than refined oil and centralized sales of sulphur and paraffin wax. In the first quarter, the throughput of crude oil amounted to 54.256 million tons, up by 7.4% over the same period last year.

Marketing and Distribution Segment: We actively organize outsourcing and expand the business scale to ensure the market supply; increase the retail service through multiple marketing modes, strengthen the service consciousness and quality management; boost proactively the services of non-fuel business. In the first quarter, the sales of refined oil products amounted to 39.6448 million tons, up by 14.7% over the same period last year.

Chemicals Segment: The chemical equipments are maintained in high load and safe operation, while production and sales are coordinated, and new plants are put into operation and brought into good play. The adjustment of product mix is pushed forward to increase the proportion of high-end products such as synthetic resin for performance compound and differential fiber, etc. In the first quarter, the output of ethylene and synthetic resin amounted to 2.5537 million tons and 3.5066 million tons respectively, up by 25.9% and 20.2% over the same period last year.

Summary of Principal Operational Results for the First Quarter

Operational Data	Unit	Three-month period ended 31 March		Changes (%)
		Year 2011	Year 2010
Exploration and Production
Crude oil production (Note 1)	10 thousand tonnes	1,098.00	1,165.71	(5.8)
Of which: Domestic	10 thousand tonnes	1,049.63	1038.06	1.1
African	10 thousand tonnes	48.37	127.65	(62.1)
Natural gas production	100 million cubic meters	36.27	27.94	29.8
Realised crude oil price	RMB/tonne	4,007.03	3,356.47	19.4
Realised natural gas price	RMB/thousand cubic meters	1,268.78	1,006.53	26.1
	Refining (Note 4)
Refinery throughput	10 thousand tonnes	5,425.60	5,051.40	7.4
Gasoline, diesel and kerosene production	10 thousand tonnes	3,130.06	2,948.84	6.2
Of which: Gasoline	10 thousand tonnes	901.37	862.21	4.5
Diesel	10 thousand tonnes	1,902.61	1,799.58	5.7
Kerosene	10 thousand tonnes	326.08	287.05	13.6

Light chemical feedstock	10 thousand tonnes	954.95	850.32	12.3
Light yield	%	76.10	75.75	0.35 percentage points
Refining yield	%	95.12	94.80	0.32 percentage points
	Marketing and Distribution
Total sales of refined oil products	10 thousand tonnes	3,964.48	3,455.14	14.7
Of which: Retail	10 thousand tonnes	2,416.29	2,018.58	19.7
Distribution	10 thousand tonnes	807.06	775.94	4.0
Wholesale	10 thousand tonnes	485.22	489.30	(0.8)
Total number of service stations (Note2)	stations	30,268	30,116	0.5
Of which: Company Owned and company-operated	stations	29,802	29,601	0.7
Franchised	stations	466	515	(9.5)
Throughput per station of company owned and company-operated (Note3)	tonnes	3,243	2,769	17.1
	Chemicals (Note 4)
Ethylene	10 thousand tonnes	255.37	202.80	25.9
Synthetic resins	10 thousand tonnes	350.66	291.67	20.2
Synthetic rubbers	10 thousand tonnes	26.91	24.01	12.1
Monomers and polymers for synthetic fibers	10 thousand tonnes	236.89	213.26	11.1
Synthetic fibers	10 thousand tonnes	35.16	32.65	7.7
Urea	10 thousand tonnes	12.86	48.69	(73.6)

Notes 1:
Including 100% of SSI output; the conversion method for domestic crude oil is 1 tonne=7.1barrels, for natural gas is 1 cubic metre=35.31 cubic feet, the conversion method for African crude oil is 1 tonne=7.27 barrels;

Notes 2:	The service station total number in 2010 was the year-end number;

Notes 3:	Throughput per service station data was an annualized average;

Notes 4:	Including 100% output of the joint ventures companies.

Capital Expenditure: In the first quarter, the company’s capital expenditure reached RMB 13.97 billion. Of which, RMB 6.696 billion was used in E&P segment, mainly for the exploitation and development in Shengli Tanhai Oilfield, northwest Tahe Oilfield and northeastern Sichuan natural gas project as well as Shandong LNG project. RMB 1.905 billion was used in Refining segment, mainly for diesel quality upgrading, refinery revamping projects in Beihai and Changling as well as for the construction of Rizhao-Yizheng crude oil pipeline. RMB 1.229 billion was used in Chemicals segment, mainly for the construction of Wuhan 800,000 t/a ethylene, Zhongyuan methanol-to-olefins feedstock revamping projects. RMB 4.085 billion was used in Marketing and Distribution segment, mainly for the construction of service stations in key areas such as highways, core cities and newly planned regions, and for the construction of refined oil product distribution network, of which 393 service stations were newly built. RMB 55 million was used for construction of technology research facilities and IT projects for the headquarter and some other capital expenditures.

§3	Significant Events

3.1	Significant changes of key accounting items and financial indices of the Company and the reasons for the changes:

Items of Consolidated Balance Sheet	As at 31 March 2011	As at 31 December 2010	Increase/(decrease)		Main Reason for Changes
	RMB millions		RMB millions	RMB millions	%

Cash at bank and on hand	27,007	18,140	8,867	48.9	RMB23 billion of the proceeds from issuance of the convertible bonds by the company invested phase by phase according to the schedule of the engineering projects
Notes receivable	20,801	15,950	4,851	30.4	The Company’s business scale has expanded, and the Company has controlled the discount amount of notes held by the Company.
Account receivable	61,133	43,093	18,040	41.9	This was attributable to expanded business scale of the Company, and the rising price of main products.
Advance payments	9,934	5,247	4,867	89.3	Mainly due to increase in the prepaid purchase expenditure for bulk commodities such as steel
Short-term debentures payable	6,000	1,000	5,000	500.0	RMB5 billion Short-term financial bonds are issued by the Company in the current period
Notes payable	5,813	3,818	1,995	52.3	The billing quantity of the Company for external payments is increased in the current period
Items of Consolidated Income Statement Percentage	As at 31 March 2011	As at 31 March 2010	Increase/(decrease)		Main Reason for Changes

	During 3 months		RMB millions	%
	RMB millions
Operating income	588,842	438,627	150,215	34.2	The prices of crude oil and petrochemical products rose year-on-year, and the sales of oil product and petrochemical products increased.
Impairment losses	1,027	480	547	114.0	This is because the expected net realizable value of

					some inventories in the first quarter of 2011 is less than the carrying amount and the provision for inventory impairment losses is added
(Loss)/Gain from changes in fair value	(118)	170	(288)	NA	Fluctuation of the Company´s H stock price has caused alteration of the fair value abroad of foreign convertible bond and embedded derivatives.
Investment income	1,493	1,026	467	45.5	Mainly due to increase year-on-year in the investment income of the company from associates and jointly controlled entities

3.2	The progress of significant events and their impacts as well as the analysis and explanations for the solutions

A Share convertible bond issuance, listing and proceeds usage

On 26 March 2010, the issuance of RMB23 billion A Share convertible bonds was approved at the Fifth Meeting of the Fourth Session of Board of Directors of Sinopec Corp. It’s subsequently approved by the Annual General Meeting on 18 May, 2010 and approved by China Securities Regulatory Commission on 29 December 2010. The face value and issue price of the bond are RMB100. The bonds are of six-year-term with annual interest rate of 0.5%, 0.7%,1.0%,1.3%,1.8% and 2.0%. The conversion price is RMB 9.73 per share. The bonds were issued on 23 February 2011 and listed on Shanghai Stock Exchange on 7 March 2011. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 28 February 2011 and 3 March 2011 respectively. The proceeds will be used in Wuhan ethylene, Anqing refining, Shijiazhuang refining, Yulin-Jinan Pipeline and Rizhao-Yizheng pipeline projects.

As disclosed in the prospectus for RMB23 billion convertible bonds of A share already invested as of the end of February, 2011, RMB9.141 billion self-raised funds for the fund-raising investment projects (hereinafter referred to as "fund-raising projects”) were approved for replacement at the 12th Meeting of the Fourth Session of the Board of Directors of Sinopec Corp., KPMG Huazhen has issued the assurance report for the above paid-in capital, and Goldman Sachs Gaohua has issued the verification opinions. In order to reduce the idle funds and bring the funds into full play, the idle proceeds from fund-raising projects are approved by the Board of Directors to supplement temporarily the working capital without exceeding 6 months, within 10% of the total proceeds. For the details, refer to resolution announcements of the 12th Meeting of the Fourth Session of the Board of Directors of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, Securities Times on 28 March.

3.3	Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller.

□    applicable   √    not applicable

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

□    applicable    √    not applicable

3.5	Implementation of Cash Dividend in the Reporting Period

Authorized at the 12th Meeting of the Fourth Board of Directors of Sinopec Corp. on March 25 2011, the dividend distribution plan for the year ended 31 December 2010 is RMB 0.21 per share (including tax). Deducting the interim dividend of RMB 0.08 per share, the final dividend for 2010 is RMB 0.13 (including tax)per share, and the total cash dividends for the full year amounted to RMB 18.208 billion. The proposal for distribution will be submitted to 2010 AGM for approval. The final dividend will be distributed on 30 June 2011 (Thursday) to all the shareholders whose names appear on the register of members of Sinopec Corp. on 10 June 2011(Friday). The register of members of Sinopec Corp.’s H share will be closed from Monday, 13 June 2011 to Friday, 17 June 2011 (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited, at 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on Friday, June 10 2011 for registration.

3.6	This quarterly results announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board Acting Chairman Wang Tianpu

Beijing, PRC, 28 April 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name:	Chen Ge

Title:	Secretary to the Board of Directors

Date: April 29, 2011